SILVER NORTH RESOURCES LTD. (the "Issuer")

Request for Financial Statements

In accordance with National Instrument 51-102 – *Continuous Disclosure Obligations,* registered and beneficial shareholders may elect annually to receive interim (quarterly) financial statements and corresponding management discussion and analysis ("MD&A") and/or annual financial statements and MD&A. If you wish to receive these documents by mail or email, please return this completed form to:

SILVER NORTH RESOURCES LTD.
c/o Odyssey Trust Company
350 – 409 Granville St
Vancouver, BC V6C 1T2
Canada

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca.

SHAREHOLDER REGISTRATION (Please provide the name in which your shares are currently registered)		
Street Address		
City	**Province/State**	**Postal/Zip Code**
Country (if not Canada or the USA)	**Email Address**	
Please send me the following:		
☐ **Annual Financial Statements with MD&A** (Mark this box if you would like to receive the Annual Financial Statements and related MD&A)		
☐ **Interim Financial Statements with MD&A** (Mark this box if you would like to receive the Interim Financial Statements and related MD&A)		

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Issuer, and as such, request that my name be placed on the Issuer's Mailing List in respect to its annual and/or interim financial statements and MD&A for the current financial year. If I have provided my email address above, I hereby consent to its use for the delivery by the Issuer or its agent of annual and/or interim financial statements by email.

SIGNED: ______________________________ DATE: _____________________
(Signature of Shareholder)